January 3, 2006
Via Facsimile (202) 772-9202 and EDGAR

Ms. Donna Di Silvio
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	American Beverage Company - AmBev. Form 20-F for the fiscal year ended December 31, 2004. File No. 001-15194

Dear Ms. Di Silvio:

This letter responds to your letter dated December 14, 2005 in connection with the above file. For your convenience, your comment from the above letter has been reproduced below, followed by the response to such comment.

Before addressing the requested clarifications, it is important to briefly describe the InBev-AmBev transactions so as to provide the background against which the accounting analysis for the acquisition of Labatt Brewing Company Ltd. (“Labatt”) by Companhia de Bebidas das Américas - AmBev (“AmBev”) was developed.

Ownership structure prior to the InBev-AmBev transactions

The chart below summarizes the ownership structure for AmBev and Labatt prior to the consummation of the InBev-AmBev transactions.

AmBev’s voting shares were held by (i) certain holding companies controlled by Messrs. Jorge Paulo Lemann, Marcel Herrmann Telles and Carlos Alberto da Veiga Sicupira (the “Braco Control Group”), which owned approximately 53% of the voting shares, (ii) Fundação Antonio e Helena Zerrener Instituição Nacional de Beneficência (“FAHZ”), which owned approximately 24% of the voting shares, and (iii) the public (in view of AmBev’s shares being listed on the São Paulo Stock Exchange and the New York Stock Exchange), which owned approximately 23% of the voting shares. Labatt was a wholly-owned subsidiary of Interbrew S.A./N.V. (“Interbrew”, currently “InBev”).

The acquisition by Interbrew of a substantial voting interest in AmBev

Pursuant to the Contribution and Subscription Agreement, BRC S.A. (a holding company member of the Braco Control Group) agreed to subscribe for 141,712,000 ordinary shares of Interbrew by contributing all of the issued and outstanding shares of Tinsel Investments S.A. (“Tinsel Lux”, a holding company member of the Braco Control Group), which indirectly owned all the AmBev shares held by the Braco Control Group.

As a result of such contribution, (i) the Braco Control Group acquired approximately 44% of the voting interest in the Stichting Interbrew (a foundation incorporated in accordance with the laws of the Netherlands), which then owned approximately 56% of Interbrew’s voting shares, and (ii) Interbrew acquired indirectly approximately 53% of AmBev’s voting shares, as illustrated in the chart below.

It is worth noting that the AmBev voting shares acquired by Interbrew are subject to the terms of a shareholders’ agreement by and among AmBev, the Braco Control Group and FAHZ (the “AmBev Shareholders’ Agreement”). As part of the InBev-AmBev transactions, the AmBev Shareholders’ Agreement was amended to reflect the acquisition of shares by Interbrew; however, the Substantive Participating Rights (as described in our letter dated October 21, 2005) remained substantially the same. In addition, in compliance with Brazilian Corporate Law, Interbrew was required to launch a mandatory tender offer for the outstanding AmBev voting shares as it had acquired a controlling interest in AmBev, as defined by Brazilian Corporate Law. Finally, the Braco Control Group and the Interbrew founding families (the “Interbrew Founding Families”) entered into a shareholders’ agreement (the “InBev Shareholders’ Agreement”) setting forth certain agreements with respect to the governance of InBev and transfer of shares, among others.

The acquisition of Labatt by AmBev

In addition to the transaction described above, Interbrew and AmBev (with the approval of FAHZ) agreed to enter into the Incorporação Agreement pursuant to which Labatt Brewing Canada Holding Ltd. (which owned 100% of Labatt) was merged into AmBev by means of an incorporação in accordance with Brazilian Corporate Law.

It is important to mention that the Incorporação Agreement was entered into at the same time the Contribution and Subscription Agreement (pursuant to which Interbrew acquired the Braco Control Group’s interest in AmBev) was signed. Thus, at the time AmBev decided to acquire Labatt and entered into a definitive agreement to do so, Interbrew had no interest in AmBev.

The performance of the incorporação caused AmBev, as the surviving entity, to indirectly own 100% of Labatt. As a result of the incorporação, Interbrew received 9,532,468,614 newly issued AmBev voting shares in exchange for its shares in Labatt; thus increasing its voting stake in AmBev from approximately 53% to approximately 71% of

AmBev’s voting shares. The following chart presents the overall ownership structure of Labatt and AmBev upon consummation of the acquisition of Labatt by AmBev.

Financial Statements

Note 24. Summary of Principal Differences between Brazilian GAAP and US GAAP page F-58

(v)	Business combinations, page F-60

1.	We note your response to comment 7 in our letter dated September 12, 2005 and your respect to our letter dated October 27, 2005. Please provide the following information:

• Tell us what consideration you gave to paragraph 9 of SFAS 141.

We believe that the acquisition of Labatt by AmBev constituted a business combination (as defined in paragraph 9 of SFAS 141) in that after the consummation of the InBev-AmBev transactions AmBev obtained indirect control of 100% of the voting shares of Labatt.

Though Interbrew acquired a majority of the voting interest in AmBev (as explained above), such interest does not entitle Interbrew to exercise the same level of influence it had over Labatt prior to the consummation of the InBev-AmBev transactions because of the Substantive Participating Rights FAHZ enjoys under the AmBev Shareholders’ Agreement (e.g., Interbrew is not entitled to exercise exclusive decisionmaking authority over the policies and management of Labatt). Accordingly, with respect to any of the events listed in Section 5.4 of the AmBev Shareholders’

Agreement1, InBev must obtain FAHZ consent. If such consent is not obtained, the AmBev Shareholders’ Agreement requires that a vote be taken so as not to approve the matter. For instance, should InBev plan on transferring to a third party the Labatt shares owned by AmBev, FAHZ must agree to such divestiture in accordance with the AmBev Shareholders’ Agreement. This was not the case prior to the InBev-AmBev transactions. Further, as mentioned in our previous response dated October 21, 2005, the AmBev Shareholders’ Agreement also provides that any votes cast by FAHZ or InBev, or by any of the Board members appointed by each of them, in violation of the provisions of the AmBev Shareholders’ Agreement shall be deemed null, void and ineffective.

•
As previously requested, please also explain why the substantive participating rights of FAHZ under the AmBev Shareholders’ Agreement were determinative in identifying AmBev as the accounting acquirer under SFAS 141. Please address each of the basic factors in paragraph 17 of SFAS 141 in your response. In addressing each factor, state the number of board members each enterprise has the ability to appoint, state the relative voting rights and economic interest of each enterprise, and identify the enterprise whose senior management dominates the senior management of the combined enterprise. In the regard, do not repeat the information in you filing as your response. For example, if FAHZ has 3 board members and InBev has appointed 5, please state so.

1 For ease of reference, the matters that require approval by FAHZ are the following: (i) approval of the annual investment budget of AmBev and/or any of its subsidiaries when the amount of the investments exceed 8.7% of net sales of AmBev foreseen for the same fiscal year; (ii) designation, dismissal and substitution of the Chief Executive Officers of AmBev; (iii) approval of or amendment to the remuneration policy for the Board of Directors and of the executive board of AmBev, as well as of its subsidiaries; (iv) approval of stock ownership plans for the managers and employees of AmBev and/or its subsidiaries; (v) the incurrence by AmBev and/or any of its subsidiaries of a debt transaction that results in a net debt/equity ratio greater than 1.5; (vi) the execution, amendment, termination, renewal or cancellation of any contracts, agreements or the like involving the registered or deposited trademarks of AmBev or its subsidiaries; (vii) the extension of loans or the offer of guarantees of any kind by AmBev and/or any of its subsidiaries to any third parties in an amount greater than 1% of AmBev’s shareholders’ equity as set forth in the last audited balance sheet prepared in accordance with Brazilian GAAP, except in favor of employees of AmBev and its subsidiaries, or in favor of the subsidiaries themselves; and (viii) election of members of committees of AmBev’s Board of Directors.

As anticipated above, FAHZ’s Substantive Participating Rights are decisive in demonstrating that InBev’s influence over Labatt was altered as a result of the InBev-AmBev transactions in that FAHZ obtained veto rights over significant decisions affecting the conduct of business by Labatt. Nevertheless, we address below each of the factors set forth in paragraph 17 of SFAS 141.

Relative voting rights

Although InBev acquired approximately 71% of AmBev's voting shares, InBev is subject to the AmBev Shareholders’ Agreement and FAHZ’s Substantive Participating Rights contained therein which allow FAHZ to effectively participate in significant decisions with respect to the ordinary course of business of Labatt. It is also worth highlighting that the InBev-AmBev transactions caused the control of Interbrew to be changed as well. Whereas prior to the InBev-AmBev transactions approximately 65% of Interbrew’s voting shares were held by the Interbrew Founding Families (see chart 1 above), upon the consummation of the InBev-AmBev transactions, the Interbrew Founding Families’ interest in Interbrew was diluted and at the same time the Braco Control Group acquired a significant interest in Interbrew. More importantly, the Interbrew Founding Families entered into the InBev Shareholders’ Agreement with the Braco Control Group, which effectively provides that the Braco Control Group shares control of Interbrew with the Interbrew Founding Families. Since control of Interbrew is no longer exercised by the Interbrew Founding Families but by a group which consists of the Braco Control Group and the Interbrew Founding Families, control of Labatt is no longer exercised exclusively by the Interbrew Founding Families -- not only FAHZ has the ability to effectively participate in the conducts of business of Labatt, but the indirect control of Labatt has shifted to a group consisting of the Braco Control Group and the Interbrew Founding Families.

Large minority voting interest

As mentioned in our letter of November 23, 2005, this item is not applicable because InBev and FAHZ are parties to the AmBev Shareholders’ Agreement referred to above and jointly held, at the time of the consummation of the InBev-AmBev transactions, approximately 84.7% of the voting interest in AmBev.

Governing body

As of the latest general shareholders’ meeting, InBev has appointed eight members of AmBev’s Board of Directors (six permanent members and the two alternates), namely:

(i) John Franklin Brock, III (who was InBev’s Chief Executive Officer until December 26, 2005);
(ii) Marcel Herrmann Telles (who was a Board member prior to the InBev-AmBev transactions);
(iii) Carlos Alberto da Veiga Sicupira (who was a Board member prior to the InBev-AmBev transactions);
(iv) Vicente Falconi Campos (who was a Board member prior to the InBev-AmBev transactions);
(v) Luis Felipe Pedreira Dutra Leite (who currently acts as InBev’s Chief Financial Officer and was AmBev’s Chief Financial Officer until the InBev-AmBev transactions);
(vi) Brent David Willis (who currently acts as InBev’s Chief Executive Officer for Asia-Pacific);

(vii) Jorge Paulo Lemann (who was Board member prior to the InBev-AmBev transactions); and
(viii) Roberto Moses Thompson Motta (who was Board member prior to the InBev-AmBev transactions).

As of the latest general shareholders’ meeting, the FAHZ has appointed three directors (even though under the AmBev Shareholders’ Agreement it is entitled to appoint four directors), as follows:

(i) Victório Carlos de Marchi (who was a Board member prior to the InBev-AmBev transactions);
(ii) José Heitor Attilio Gracioso (who was a Board member prior to the InBev-AmBev transactions); and
(iii) Roberto Herbster Gusmão (who was a Board member prior to the InBev-AmBev transactions).

The Board of Directors of Labatt is comprised of the following four members elected by Labatt ApS, a wholly owned subsidiary of AmBev:

(i) Carlos Alves de Brito (who also acts as Labatt’s Chief Executive Officer and, as of December 26, 2005, InBev’s Chief Executive Officer);
(ii) Pedro de Abreu Mariani (who also holds the position of AmBev’s General Counsel);
(iii) Susan M. Rabkin (who also holds the position of Labatt’s General Counsel); and
(iv) Graham D. Staley (who also acts as Labatt’s Chief Financial Officer).

Composition of senior management

Further to the response set forth in our letter of November 23, 2005, below please find a table summarizing the composition of AmBev and Labatt’s senior management as of the date hereof (excluding board members, the identities of which have been disclosed in the preceding item):

AmBev

Name	Current Position	Former Position*	Organization of origin

Luiz Fernando Ziegler de Saint Edmond	Chief Executive Officer for Latin America	Sales Executive Officer	AmBev
Juan Manuel Vergara Galvis	Executive Officer for Hispanic Latin America	International Executive Officer	AmBev
João Maurício Giffoni de Castro Neves	Chief Financial Officer	Soft Drinks Executive Officer	AmBev
Bernardo Pinto Paiva	Sales Executive Officer	Supply Executive Officer	AmBev
Carlos Eduardo Klützenschell Lisboa	Marketing Executive Officer	Marketing Manager	AmBev
Cláudio Braz Ferro	Industrial Executive Officer	Industrial Executive Officer	AmBev
Francisco de Sá Neto	Soft Drinks Executive Officer	Sales Executive Officer for the Southern Region of Brazil	AmBev
Milton Seligman	Corporate Affairs Executive Officer	Corporate Affairs Executive Officer	AmBev
Pedro de Abreu Mariani	General Counsel	General Counsel	AmBev
Ricardo Bacellar Wuerkert	People and Management Executive Officer	People and Management Executive Officer	AmBev
Jean-Yves Geoffrey	Information Technology Executive Officer	Director Procurement Europe	Interbrew
Labatt

Name	Current Position	Former Position*	Organization of origin

Carlos Alves de Brito	Chief Executive Officer for North America	Chief Executive Officer of AmBev	AmBev
Graham D. Staley	Chief Financial Officer	Chief Financial Officer of Labatt USA	Labatt USA
Harvey Carroll	Marketing Executive Officer	Marketing Director	Labatt
Trent Carroll	Sales Executive Officer	Regional Director for Western Canada	Labatt
Odilon Queiroz Filho	Information Technology Executive Officer	Logistics Director of AmBev	AmBev
James P. Villeneuve	Corporate Affairs Executive Officer	Public Affairs Executive Officer	Labatt
Charles M. Oliver	Supply Chain Executive Officer	Supply Chain Executive Officer	Labatt
Michael G. Rodgers	People and Management Executive Officer	Human Resources Executive Officer	Labatt
Susan M. Rabkin	General Counsel	General Counsel	Labatt
* Prior to the InBev-AmBev transactions.

Exchange of equity securities

This item is not applicable as Labatt’s shares were not traded on a public exchange.

•
Clarify how your consideration of all these factors, including the substantive participating rights, resulted in your determination that AmBev was the accounting acquirer. In this regard, we note an unusual or special voting arrangement is only one of the several pertinent facts to be considered.

Despite being only one of the several pertinent facts to be considered under paragaph 17 of SFAS 141, we believe that the Substantial Participating Rights are the preponderant factor in determining that AmBev was the accounting acquirer of Labatt. As previously explained, by transferring 100% of the voting shares of Labatt, by becoming a party to the AmBev Shareholders’ Agreement, and in view of the change in Interbrew’s ownership structure (as described above), Interbrew’s control of Labatt as it existed prior to the InBev-AmBev transactions was modified.

•
We understand InBev accounted for the transaction using the purchase method and has fully consolidated AmBev under IAS 22. Please tell us what consideration, if any, was given to InBev using the purchase method of accounting and fully consolidating AmBev.

In our opinion, the use by InBev of the purchase method under IAS 22 does not conflict with AmBev being the accounting acquiror of Labatt.

First, if one analyzes the criteria set forth in paragraph 10 of IAS 22 in light of the InBev-AmBev transactions (as described above), it could reasonably be concluded that Interbrew acquired (i) power of more than one half of the voting rights of AmBev, (ii) power to appoint or remove the majority of AmBev’s board of directors, and (iii) power to cast the majority of votes at meetings of AmBev’s board of directors.

Second, in compliance with Brazilian Corporate Law, Interbrew was required to launch a mandatory tender offer for the outstanding AmBev voting shares precisely because it had acquired a controlling interest in AmBev (as defined by Brazilian Corporate Law).

Therefore, we believe that InBev did in fact acquire control over AmBev in accordance with IAS 22 and Brazilian Corporate Law. Nonetheless, by entering into the AmBev Shareholders’ Agreement, InBev’s degree of influence over Labatt was in effect changed for the reasons set forth in this letter, which led us to conclude that AmBev was the accounting acquirer of Labatt for U.S. GAAP purposes.

Please note that attached hereto as Exhibit A is the written acknowledgement requested by the Staff.

Please contact João Maurício Giffoni de Castro Neves at (5511) 2122-1428 if you would like to discuss our response to this letter or to previous letters.

Very truly yours,
COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
By:	/s/ Luiz Fernando Ziegler de Saint Edmond
Name: Luiz Fernando Ziegler de Saint Edmond
Title: Chief Executive Officer for Latin America

By:	/s/ João Maurício Giffoni de Castro Neves
Name: João Maurício Giffoni de Castro Neves
Title: Chief Financial Officer

Copies to:

- Michael Moran, Branch Chief, U.S. Securities and Exchange Commission

- David Mercado, Cravath, Swaine & Moore LLP

- Edward Ruiz, Deloitte Touche Tohmatsu, São Paulo office

Exhibit A

The undersigned (the “Company”) hereby acknowledges that in connection with the Form 20-F/A filed on July 1, 2005, as amended by its Amendment No. 1, filed by the Company on August 3, 2005 (File No. 001-15194):

●	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

●	comments of the Staff of the Commission or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
By:	/s/ João Maurício Giffoni de Castro Neves
Name: João Maurício Giffoni de Castro Neves
Title: Chief Financial Officer

By:	/s/ Pedro de Abreu Mariani
Name: Pedro de Abreu Mariani
Title: General Counsel